February 2, 2006

United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attention: Pradip Bhaumik, Esq.

Re: Xfone, Inc.
File No. 1 - 323521

Dear Mr. Bhaumik:

Attached on behalf of Xfone, Inc. (the “Company”) please find Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A. We have numbered our responses to coincide with the numbering on your letter of January 24, 2006.

1. The origins of the I-55 Internet Services and I-55 Telecommunications acquisitions were the same. Both companies had been in discussions with WS Telecom Inc. (“WS Telecom”) prior to WS Telecom merger with and into the Company's wholly-owned subsidiary Xfone USA, Inc. The two I-55 entities had an agreement with each other whereby I-55 Telecommunications provides certain telecommunications services to I-55 Internet Services and I-55 Internet Services provides certain Internet and management services, such as Customer Service and technical support to I-55 Telecommunications. As a result, the negotiations to acquire the two I-55 entities really proceeded on a parallel track. We have added a description of the relationship between the two I-55 entities to the description of the background. See pages 30 and 31.

We have added the disclosure relating to the amendment to the I-55 Internet Services merger agreement and the signing of the management agreements between Xfone USA and each of the two I-55 entities to the description in proposal III and IV. See pages 30 and 31.

We have included pro forma financial information as required by Item 310(d) of Regulation S-B taking into account the two acquisitions. See Pages C-220 thru C-223.

2. We have added disclosure regarding the conditions to conversion of the note and how the initial conversion price may change. See page 35 “Recent Events”.

Thank you for your cooperation, as we would like to be in a position to file the definitive proxy statement and send it to our shareholders as soon as possible. We believe that we have addressed all of the SEC’s comments. We await your confirmation.

Sincerely,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.